As filed with the Securities and Exchange Commission on May 15, 2017.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Advent/Claymore Enhanced Growth & Income Fund

(Name of Subject Company (issuer))

Advent/Claymore Enhanced Growth & Income Fund

(Name of Filing Person (offeror))

Common shares of beneficial interest,
par value $0.001 per share

(Title of Class of Securities)

00765E104

(CUSIP Number of Class of Securities)

Edward C. Delk, Secretary
Advent/Claymore Enhanced Growth & Income Fund
1271 Avenue of the Americas, 45th Floor
New York, New York 10020
(212) 482-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                  Not applicable
Form or Registration No.:                  Not applicable
Filing Party:                                         Not applicable
Date Filed:                                           Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

  Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Advent/Claymore Enhanced Growth & Income Fund Announces Update to Potential Tender Offer

New York, NY – May 12, 2017 – Advent/Claymore Enhanced Growth & Income Fund (NYSE: LCM) (the "Fund") announced today that the Fund's Board of Trustees has approved a modification to the Fund's previously announced potential tender offer (the "Tender Offer") for up to 32.5% of the Fund's outstanding common shares of beneficial interest (the "Shares") at a price per Share equal to 98% of the Fund's net asset value ("NAV") as of the business day immediately following the expiration of the Tender Offer.

Under the modified terms, the Fund will repurchase Shares tendered and accepted in the Tender Offer in exchange for cash, instead of in exchange for a pro rata portion of the Fund's portfolio securities. It is anticipated that the Tender Offer will commence as soon as commercially practicable, but no later than June 16, 2017. The Board of Trustees of the Fund believes the Tender Offer could benefit participating shareholders by providing liquidity at a price per Share that is higher than the then current market price of the Shares. The Board of Trustees believes the Tender Offer could also benefit the Fund and its long-term shareholders because the Tender Offer would be conducted at a price per Share that would be accretive to NAV.

The commencement of the potential Tender Offer is pursuant to standstill agreements with certain holders of Shares, which agreements have been amended to reflect the modified terms described herein.

***

The above statements are not intended to constitute an offer to participate in any tender offer. Information about the tender offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. A tender offer will be made only by an Offer to Purchase, a related Letter of Transmittal and other documents, to be filed with the SEC. Shareholders of the Fund should read the Offer to Purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

Additional Information

About Advent Capital Management
Advent Capital Management, LLC ("Advent") is a registered investment advisor dedicated to providing its clients with superior investment performance. Advent invests primarily in convertible, high yield and equity securities offered through long only, hedge-fund and NYSE-listed closed-end fund products. Advent's investment team consists of seasoned professionals performing bottom-up fundamental research. Since inception in 1995, Advent has grown into a $9 billion diversified investment management firm (as of March 31, 2017) with the ability to capture opportunities globally. Advent's growing client base includes some of the world's largest public and corporate pension plans, foundations, endowments, insurance companies and high net worth individuals. Advent is not affiliated with Guggenheim.

About Guggenheim Investments
Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners, LLC ("Guggenheim"), with $217 billion* in total assets across fixed income, equity, and alternative strategies. We focus on the return and risk needs of insurance companies, corporate and public pension funds, sovereign wealth funds, endowments and foundations, consultants, wealth managers, and high-net-worth investors. Our 275+ investment professionals perform rigorous research to understand market trends and identify undervalued opportunities in areas that are often complex and underfollowed. This approach to investment management has enabled us to deliver innovative strategies providing diversification opportunities and attractive long-term results.

*Guggenheim Investments total asset figure is as of 03.31.2017. The assets include leverage of $11.7bn for assets under management and $0.4bn for assets for which we provide administrative services. Guggenheim Investments represents the following affiliated investment management businesses of Guggenheim Partners, LLC: Guggenheim Partners Investment Management, LLC, Security Investors, LLC, Guggenheim Funds Investment Advisors, LLC (Investment Advisor for AGC, LCM), Guggenheim Funds Distributors, LLC (Servicing Agent for AVK), Guggenheim Real Estate, LLC, GS GAMMA Advisors, LLC, Guggenheim Partners Europe Limited, and Guggenheim Partners India Management.

This information does not represent an offer to sell securities of the Fund and it is not soliciting an offer to buy securities of the Fund. There can be no assurance that the Fund will achieve its investment objective. The net asset value of the Fund will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Fund is subject to certain risks and other considerations. Such risks and considerations may include, but are not limited to: Investment and Market Risk; Convertible Securities Risk; Structured and Synthetic Convertible Securities Risk; Lower Grade Securities Risk; Equity Securities Risk; Preferred Securities Risk; Derivatives Risk; Interest Rate Risk; Leverage Risk; Anti-Takeover Provisions; Foreign Securities Risk; Foreign Currency Risk; Market Disruption Risk; Risk Associated with the Fund's Covered Call Option Writing Strategy; Senior and Second Lien Secured Loan Risk and Illiquidity Risk. See www.guggenheiminvestments.com/cef for a detailed discussion of fund-specific risks.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of any investment before they invest. For this and more information visit www.guggenheiminvestments.com or contact a securities representative or Guggenheim Funds Distributors, LLC 227 West Monroe Street, Chicago, IL 60606, 800-345-7999.

Analyst Inquiries
William T. Korver
cefs@guggenheiminvestments.com

NOT FDIC-INSURED | NOT BANK-GUARANTEED | MAY LOSE VALUE
Member FINRA/SIPC (05/17)